Exhibit 99.1

ENDEAVOR TRUST CORPORATION 702 – 777 Hornby Street Vancouver, BC, V6Z 1S4 admin@EndeavorTrust.com www.EndeavorTrust.com

Red White & Bloom Brands Inc.
Via SEDAR

April 4, 2023

TO ALL APPLICABLE REGULATORS AND EXCHANGES

RE:	Red White & Bloom Brands Inc.	(the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	Meeting Type	Annual General Meeting
2	Record Date for Notice of Meeting	May 5, 2023
3	Record Date for Voting (If Applicable)	May 5, 2023
4	Beneficial Ownership Determination Date	May 5, 2023
5	Meeting Date	June 9, 2023
6	Meeting Location	Vancouver, British Columbia

7	Voting Securities Details
8	Description (Class)	Common
9	ISIN / CUSIP	CA75704R1010 / 75704R101

10	Issuer sending proxy related materials directly to Non- Objecting Beneficial Owners (NOBOs)	No
11	Issuer paying for mailing to Objecting Beneficial Owners (OBOs)	No
12	Notice and Access
	Beneficial Holders	No
	Registered Holders	No
13	Material Selection	A - All

Regards,

Endeavor Trust Corporation
Agent for Red White & Bloom Brands Inc.